EXHIBIT 14.1

Opinion Research Corporation

CODE OF CONDUCT

Introduction

This Code of Conduct covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers and employees of Opinion Research Corporation and its subsidiaries (the “Company”). All of our directors, officers and employees must conduct themselves in accordance with this Code and seek to avoid even the appearance of improper behavior. If a law conflicts with a policy in this Code, you must comply with the law.

If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 17 of this Code.

1. Compliance with Laws, Regulations and Company Policies

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from managers or other appropriate management personnel.

In addition, all employees must comply with applicable Company policies as they may exist from time to time.

2. Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

To avoid conflicts of interest, directors are expected to disclose to their fellow directors any personal interest they may have in a matter which comes before the Board of Directors and to recuse themselves from participation in any decision in which there is, or could be, a conflict between their personal interests and the interests of the Company.

It is a conflict of interest for a Company employee to work simultaneously for a competitor, client or vendor. Employees are not allowed to work for a competitor in any capacity. The best policy is to avoid any direct or indirect business connection with our clients, vendors or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except as may be approved by the Board of Directors. Any employee or officer who becomes aware of a conflict or potential conflict should bring it to the attention of a manager or other appropriate management personnel or consult the procedures described in Section 17 of this Code.

3. Insider Trading

Employees, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific policy governing trading in securities of the Company. This policy has been distributed to every employee, officer and director.

4. Corporate Opportunities

Employees, officers and directors are prohibited from taking for their personal benefit opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5. Competition and Fair Dealing; Gifts

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of, and deal fairly with, the Company’s clients, vendors, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with clients. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, (5) would not be required to be reported as compensation to the recipient by any taxing authority with proper jurisdiction, and (6) does not violate any laws or regulations. Please discuss with your manager or other appropriate management personnel any gifts or proposed gifts which you are not certain are appropriate.

6. Business Inducements

Sales-related commissions, rebates, discounts, credits and allowances are customary business inducements, but careful attention is needed to avoid illegal or unethical payments and to ensure compliance with various pricing, currency exchange controls and tax regulations. Such business inducement payments must be reasonable in value, competitively justified, properly documented and made to the business entity and to the country to whom the original sales agreements and invoice were made/issued. They should not be made to individuals officers, employees or agents of such entity or to a related entity. They should be made only in the country of such entity’s place of business. Similarly, commission payments related to Company purchases of goods and services should be made only to the seller or provider in the country of their place of business, or in the country in which the product was delivered or service rendered.

7. Antitrust

The global activities of the Company are subject to the antitrust laws of various countries. In general, antitrust laws prohibit agreements or actions that may restrain trade or reduce competition. Violations include agreements among competitors to fix or control prices; to boycott specific suppliers or customers; to allocate products, territories or markets; or to limit the production or sale of products. Care must be exercised to ensure that any activities with representatives of other companies are not viewed as a violation of any of these laws.

8. Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees, officers and directors must comply with applicable Company policies regarding employment discrimination and sexual harassment.

9. Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal substances or alcohol. The use of illegal substances in the workplace will not be tolerated. All employees must comply with applicable Company policies prohibiting alcohol and substance use in the workplace.

10. Business Information and Records

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. In the performance of their duties, employees are prohibited from knowingly misrepresenting facts. For example, only the true and actual number of hours worked should be reported and business expense accounts must be documented and recorded accurately.

It is of critical importance that the Company’s filings with the Securities and Exchange Commission and other public disclosures be accurate and timely. To that end, all of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation, with the full knowledge and consent of the Audit Committee of the Company’s Board of Directors.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In the event of litigation or governmental investigation involving Company records, consult the Company’s Chief Financial Officer.

11. Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its clients, except when disclosure is required by laws or regulations and then only with the full knowledge and approval of the Company’s Chief Financial Officer or Chief Executive Officer. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its clients, if disclosed. It also includes information that vendors and clients have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

12. Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, client information, pricing information, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information violates Company policy. It could also be illegal and result in civil or even criminal penalties.

13. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

It is strictly prohibited to make illegal payments to government officials of any country.

14. Political Contributions

No Company employee, officer or director is authorized to make a political contribution on behalf of the Company or in the Company’s name or to use his or her position with the Company to solicit contributions from the Company’s vendors, except as otherwise set forth below. Federal law prohibits a corporation from making any contributions to any candidate for federal office or to a political party, including direct or indirect payments whether in cash, goods, services or otherwise. Thus, with respect to federal candidates, it is prohibited, on behalf of the Company, to make any contribution or expenditure of any nature, to use Company stationery or assets to make or solicit contributions, and to reimburse an employee for any contribution or expenditure.

Political contributions to candidates for state or local elections or foreign elections may be permissible under state law or the laws of other countries. As a general matter, however, such contributions are not to be made on behalf of the Company unless they comply with applicable law and are approved by the Company’s Chief Executive Officer or Chief Financial Officer.

The Company’s policy regarding political contributions applies to the use of Company assets and is not intended to discourage or prevent individuals from engaging in political activities on their own time and at their own expense. Since work time can be considered a contribution, however, no employee may work for any candidate during hours for which he or she is paid by the Company.

The Company’s policy regarding political contributions does not prohibit the Company from supporting the legitimate lobbying efforts of a trade association of which the Company is a member.

15. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and will be promptly disclosed as required by law or Nasdaq or stock exchange rule.

16. Reporting any Illegal or Unethical Conduct

It is the policy of the Company not to allow retaliation for reports of illegal or unethical conduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

Employees must read the Company’s Complaint Procedure regarding accounting, internal control or auditing matters, which describes the Company’s procedures for the receipt, retention, and treatment of complaints received by the Company regarding such matters. Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

17. Compliance Procedures

Employees are encouraged to talk to managers or other appropriate management personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. The following are the Company’s compliance procedures for employees and officers and directors:

Employees

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. It may help to get others involved and discuss the issue.

•	Discuss the issue with your manager. In many cases, your manager will be more knowledgeable about the issue and will appreciate being brought into the decision-making process. In cases where it may not be appropriate to discuss an issue with your manager, or where you do not feel comfortable approaching your manager with your question, discuss it with the Company’s Chief Financial Officer or other appropriate management personnel.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

Officers and Directors

•	Directors should discuss the issue with their fellow directors or with the Company’s Chief Executive Officer or Chief Financial Officer.

•	Officers should discuss the issue with the Company’s Chief Executive Officer or Chief Financial Officer.

•	If it is not appropriate to discuss an issue with the foregoing persons, you should feel free to contact the Company’s outside legal counsel.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind for good faith reports of ethical violations.

18. Disciplinary Action

Violations of any provision of this Code, including retaliation against someone who has made a compliant of a violation, may result in disciplinary action including termination of employment or other relationship with the Company. In addition, certain violations could result in the imposition of civil and/or criminal sanctions. Illegal actions on the part of persons covered by this Code will be reported to the appropriate authorities.

Adopted by the Board of Directors February 18, 2004.